Exhibit 99.1

China Yuchai Subsidiary Establishes New Business Enterprise in Vietnam

Singapore, November 19, 2019 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or “the Company”), a leading automotive manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today GYMCL’s 71.8%-owned subsidiary, Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”) has registered in Vietnam a new wholly owned business enterprise, Vietnam Yuchai Machinery Services Co., Ltd. (“VYMS”), with a paid-up capital of USD 500,000 funded through internal sources to expand operations there.

The goal of VYMS is to facilitate the greater market penetration of the Vietnamese market with China Yuchai’s products and services. VYMS will be instrumental in providing wholesale and retail distribution, technical advisory and consulting, engine maintenance and repair services.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We view our neighboring nation as an excellent opportunity to expand our international footprint. Strategically located in Southeast Asia and blessed with a fast-growing young population, Vietnam expanded its GDP by 7.8% in 2018. We have established an engine business in Vietnam, and our engines can assist in the further development of the country’s economy. We look forward to continuing to grow our market presence and customer base in Vietnam.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2018, GYMCL sold 375,731 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com